SECOND AMENDMENT TO
DISTRIBUTION AGREEMENT

THIS AMENDMENT, dated as of the    6th  day of February, 2006, by and between Hotchkis and Wiley Funds, a Delaware statutory trust (“Trust”), Hotchkis and Wiley Capital Management, LLC, a Delaware limited liability company (“Adviser”) and Quasar Distributors, LLC (the “Distributor”), as parties to the Distribution Agreement dated February 18th, 2005 (the “Agreement”).

WHEREAS, the parties to the Agreement desire to further amend the Agreement in the manner set forth herein;

NOW THEREFORE, pursuant to section 10(B) of the Agreement, the parties hereby amend the Agreement as follows:

Effective as of February 8, 2006, Section 5 of the Agreement shall be amended and replaced in its entirety by the Amended Section   (“Amended Section5”) as set forth below.

Amended Section 5.   Compensation

A.
As full compensation for the services performed and the expenses assumed by the Distributor under this Agreement including, but not limited to, any commissions paid for sales of Shares, the Distributor shall be entitled to the fees and expenses set forth in Exhibit B hereto, as amended from time to time by mutual consent of the parties). Such fees and expenses shall be paid to the Distributor by the Trust from fees payable by the appropriate Fund pursuant to the Trust’s Distribution Plan under Rule 12b-1 (the “Distribution Plan”), or if the Distribution Plan is discontinued, or if the Advisor otherwise determines that Rule 12b-1 fees shall not, in whole or in part, be used to pay the Distributor, the Advisor shall be responsible for the payment of the amount of such fees and expenses not covered by Rule 12b-1 payments.

B.
The Distributor shall act as the Distribution Coordinator under the Distribution Plan, unless a different Distribution Coordinator is designated by the Trust. As the Distribution Coordinator, the Distributor may retain, or may pay to any other person (including the Advisor), compensation from 12b-1 fees for services or other activities that are primarily intended to result in the sale of Shares, or reimbursement for expenses incurred in connection with services or other activities that are primarily intended to result in the sale of Shares, including, but not limited to, advertising, compensation to underwriters, dealers and selling personnel, the printing and mailing of prospectuses to other than current Fund shareholders, and the printing and mailing of sales literature.

C.
The Trust shall pay all fees and expenses promptly after the last day of each month and a rendering of an invoice with respect thereto, except for any fee or expense subject to a good faith dispute. The Trust shall notify the Distributor in writing within fifteen (15) calendar days following receipt of any invoice if the Trust wishes to dispute any amounts in good faith. The Trust shall settle such disputed amounts within ten (10) calendar days of the day on which the parties agree to the amount to be paid.

The Agreement, as amended, shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

HOTCHKIS AND WILEY FUNDS	QUASAR DISTRIBUTORS, LLC
By: /s/ Nancy D. Celick	By: /s/ James R. Scholenike
Nancy D. Celick	James R. Schoenike
Title: President	Title: President

HOTCHKIS AND WILEY CAPITAL MANAGEMENT, LLC
By: /s/ Nancy D. Celick
Nancy D. Celick
Title: Chief Operating Officer